               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G
           Under the Securities Exchange Act of 1934
                       (Amendment No. 6)
                    _______________________


                  Universal Foods Corporation
                      ____________________

                        (Name of Issuer)


                          Common Stock
                      ____________________

                 (Title of Class of Securities)

                           913538104
                          ____________

                         (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

CUSIP No. 913538104

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Reporting Person:

    MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805


2)  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)   [  ]
    (b)   [  ]


3)  SEC Use Only


4)  Citizenship or Place of Organization:

                            Wisconsin


Number of Shares      5)    Sole Voting Power:            1,030,712
Beneficially Owned    ______________________________________________
by Each Reporting
Person With:          6)    Shared Voting Power:          803,466*
                      ______________________________________________

                      7)    Sole Dispositive Power:       110,644
                      ______________________________________________

                      8)    Shared Dispositive Power:     16,428
                      ______________________________________________


9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           1,834,178

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
                              N/A

11) Percent of Class Represented by Amount in Row 9:
                             7.03%

12) Type of Reporting Person (See Instructions):
                               HC

*Includes shares held in one or more employee benefit plans that provide for participant voting, where the Marshall & Ilsley Trust Company may be viewed as having voting authority in certain situations pursuant to Department of Labor regulations or interpretations.

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

INSTRUCTIONS:

A. Statements containing the information required by this Schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13-d(b) (2), if applicable.

B. Information contained in a form which is required to be filed by rules under Section 13(f) (15 USC 78m(f)) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this Schedule, copies of the relevant pages of such form shall be filed as an exhibit to this Schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a). Name of Issuer:

                  Universal Foods Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

      433 East Michigan Street, Milwaukee, Wisconsin 53202

Item 2(a). Name of Person Filing:

                 Marshall & Ilsley Corporation

Item 2(b). Address or Principal Business Office or, if none, Residence:

          770 North Water Street, Milwaukee, Wisconsin

Item 2(c). Citizenship:

                     Wisconsin Corporation

Item 2(d). Title of Class of Securities:

                          Common Stock

Item 2(e). CUSIP Number:

                           913538104

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

Item 3. If this statement is filed pursuant to rules 13d-1 (b) (1), or 13d-2 (b), check whether the person filing is a:
      (a)    [  ]  Broker or dealer registered under Section 15 of the Act
      (b)    [  ]  Bank as defined in Section 3 (a) (6) of the Act
      (c)    [  ]  Insurance Company as defined in Section 3 (a) (19) of the
                   Act
      (d)    [  ]  Investment Company registered under Section 8 of the
                   Investment Company Act
      (e)    [  ]  Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940
      (f)    [  ]  Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund: see Sec. 240.13d-1(b) (1) (ii)
                   (F)
      (g)    [XX]  Parent Holding Company, in accordance with Sec. 240.13d-1
                   (b)(1)(ii)(G) (Note:  See Item 7)
      (h)    [  ]  Group, in accordance with Sec. 240.13d-1 (b) (1) (h) (H)

Item 4.      Ownership.

      (a)    Amount Beneficially Owned:
                           1,834,178

      (b)    Percent of Class:
                             7.03%

      (c)    Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote
                                1,030,712

              (ii) Shared power to vote or to direct the vote
                                803,466

             (iii) Sole power to dispose or to direct the disposition of
                                110,644

              (iv) Shared power to dispose or to direct the disposition of
                                16,428

Item 5.      Ownership of Five Percent or Less of a Class.

                         Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             In response to Item 6, bank trust beneficiaries and customers are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the subject securities. No such person is known to possess such in interest relating to more than 5% of the class of subject securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

             The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                    M&I First National Bank
                     a national association
               Tax Identification No.  39-0698093


                Marshall & Ilsley Trust Company
                a Wisconsin banking corporation
               Tax Identification No. 39-1186267

           Marshall & Ilsley Trust Company of Florida
                    a Florida trust company
               Tax Identification No.  39-1501473

         M&I Marshall & Ilsley Trust Company of Arizona
                    an Arizona trust company
               Tax Identification No.  86-0320597

Item 8.      Identification and Classification of Members of the Group.

                         Not applicable

Item 9.      Notice of Dissolution of Group.

                         Not applicable

Item 10.     Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        February 14, 1996
             ________________________________________________________________


Signature:   /s/ Patricia R. Justiliano
             ________________________________________________________________


Name/Title:  Patricia R. Justiliano, Senior Vice President
                                     & Corporate Controller
             ________________________________________________________________

(13G-UNIVERSAL)